UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 333-100078

A.        Full title of the plan and the address of the plan, if different from that of the issuer named below:

UNITED SECURITY BANK 401K CASH or DEFERRED STOCK OWNERSHIP PLAN

B.         Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bank
2126 Inyo Street
Fresno, California, 93721

United Security Bank 401K Cash or Deferred Stock Ownership Plan

Financial Statements and Supplemental Schedule

December 31, 2014 and 2013
with Report of Independent Registered Public Accounting Firm

Form 11-K

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of net assets available for benefits of United Security Bank 401K Cash or Deferred Stock Ownership Plan (the Plan) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. In our opinion, the supplemental information included in Schedule H, line 4(i) - Schedule of Assets (Held at End of Year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP
San Francisco, CA
June 29, 2015

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013
	2014	2013

ASSETS
Investments:
Participant directed investments (at fair value)	$5,703,615	$5,119,594
Notes receivable from participants	89,745	89,118
Participant contributions receivable	12,798	14,209
Employer contributions receivable	236,384	244,816

NET ASSETS AVAILABLE FOR BENEFITS	$6,042,542	$5,467,737

See notes to financial statements

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2014

CHANGES IN NET ASSETS ATTRIBUTED TO:

Net depreciation in common stock of United Security Bank	$(9,522)
Net appreciation in fair value of other investments	596,291
Interest	3,802
Participant contributions	444,937
Employer contributions	236,384
Benefits paid to participants	(654,997)
Administrative expenses	(42,090)
NET CHANGE	574,805

NET ASSETS AVAILABLE FOR BENEFITS, beginning of year	$5,467,737

NET ASSETS AVAILABLE FOR BENEFITS, end of year	$6,042,542

See notes to financial statements

United Security Bank
401K Cash or Deferred Stock Ownership Plan
Notes to Financial Statements
December 31, 2014 and 2013

NOTE 1 – DESCRIPTION OF PLAN
The following brief description of the United Security Bank 401K Cash or Deferred Stock Ownership Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The primary purpose of the United Security Bank 401K Cash or Deferred Stock Ownership Plan (the “Plan”) is to provide employees of United Security Bank (the “Company”) the opportunity to accumulate funds for their retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Eligibility
The Plan is a defined contribution plan covering all regular part-time or full-time employees of the Company. Employees may participate in the voluntary salary deferral feature of the Plan after completing three (3) months of service. Employees will be eligible to receive employer Safe Harbor contributions after completing three (3) months of eligible service. To be eligible for Discretionary matching contributions employees must attain age 21 and must complete one (1) year of service. The Board of Directors may elect to make discretionary match contributions in place of Safe Harbor contributions. Enrollment periods are on the first day of the calendar month following the time an employee has met the eligibility criteria specified above.
Administration
The Plan is administered by the Company. Administrative expenses are mostly paid by the Company, except for expenses incurred at the participant level which are charged against the participant’s individual accounts.
Participant accounts
Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions, and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
Participant contributions
Participants may contribute to the Plan a percentage or a specific dollar amount of their annual wages, not to exceed certain dollar limitations determined annually by the Internal Revenue Service. Deferrals to the Plan may be made as normal 401(k) contributions or on an after-tax-basis as Roth contributions. The sum of regular pre-tax 401(k) and Roth contributions may not exceed the annual limit allowed on regular 401(k) contributions. Participants may elect to change their election to contribute to the Plan on the dates established pursuant to the Plan Administrator procedures. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.
Employer contributions
The Safe Harbor Match Contribution made by the Company equals one hundred percent (100%) of the first four percent (4%) of an employees eligible contributions made during the year. In addition, the Company may make a discretionary contribution, annually, at the discretion of the Board of Directors, which is allocated in proportion to participants’ eligible compensation to the total compensation of all eligible participants for the Plan year. Eligible compensation includes employee contributions to the Plan and to the Company Cafeteria Plan. To be eligible for the discretionary contribution, a participant must complete at least 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan year. Employer contributions are made in cash and re-invested in various plan investments at the direction of the participant. The employer made safe harbor contributions of $236,384 for the plan year ended December 31, 2014.
Vesting
When a participant terminates employment with the Company, they are entitled to the vested portion of each of their accounts. Participants are always 100% vested in the amounts they contributed to the plan, including any rollover contribution and Safe Harbor Match contribution.

Notes receivable from participants
Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years, except that a loan used to acquire a principal residence may be repaid over a reasonable time commensurate with the repayment period similar to commercial loans. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest are paid through payroll deductions. Loan expenses are deducted from the gross loan amount upon distribution to the employee. As of December 31, 2014, the rate of interest on outstanding loans is 4.25% with maturities through September 2029.

Forfeitures
Forfeitures are the non-vested portion of a participant’s account that is lost upon termination of employment. These forfeitures represent amounts for employees that terminated employment with the Company prior to January, 1 2012, when the Plan vesting was changed to 100% immediate vesting. Forfeitures are retained in the Plan and may be used to offset Plan expenses or reduce future employer contributions. For the year ended December 31, 2014, no non-vested forfeitures used to offset employer contributions.

Distributions & Loans
Upon termination of service, the participant may elect to receive benefits equal to the vested value of his or her account in one lump-sum payment or transfer/rollover the vested value to another qualified investment plan. The Plan allows in-service distributions for participants that have reached Normal Retirement Age as defined in the Plan, but are still working for the Company. The Plan allows hardship withdrawals. Any Safe Harbor Match account balance is excluded from a hardship withdrawal eligibility.
Plan termination
Although termination of the Plan is not presently contemplated, the Company does have the right to terminate the Plan at any time. In the event of termination, participants would become 100% vested in the aggregate value of their respective accounts.

NOTE 2 – ACCOUNTING POLICIES
Basis of accounting
The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America, using the accrual basis of accounting.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Investment valuation
Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Income recognition

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis. The net appreciation/depreciation in fair value of investments consists of both the realized gains or losses and unrealized appreciation and depreciation of those investments.

Risks and Uncertainties
The Plan is subject to concentrations of credit risk with respect to common stock of United Security Bancshares stock held by the Plan. At December 31, 2014, 45.6% of the Plan assets are invested in United Security Bancshares stock, which is publicly traded on the NASDAQ stock exchange. United Security Bancshares stock, adjusted for stock dividends, traded at a high closing price of $5.94 per share and a low closing price of $4.56 per share during 2014. Company performance and other environmental factors impact the market value of this investment on a daily basis.
Payment of benefits
Benefits are recorded when paid. The Plan accounts for benefits due to participants who have terminated employment with the Company as a component of net assets available for benefits until such amounts have been paid.
Subsequent Events
Subsequent events are events or transactions that occur after the statement of net assets available for benefits date but before financial statements are issued. The Plan recognizes in the financial statements the effects of all subsequent events that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing the financial statements. The Plan’s financial statements do not recognize subsequent events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after the statement of net assets available for benefits date and before financial statements are issued.

NOTE 3 – FAIR VALUE MEASUREMENTS
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the plan has the ability to access.

Level 2
Inputs to the valuation methodology include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.
Registered investment companies (Mutual funds): Shares of registered investment company funds (or mutual funds) are valued at the net asset value (NAV) of shares held by the Plan and are valued at the closing price reported on the active market on which the individual securities are traded. Accordingly, mutual funds are classified within Level 1 of the valuation hierarchy.
Common stock of United Security Bancshares and other common stock: Common stock is valued at quoted market prices. Accordingly, investments in common stock are classified within Level 1 of the valuation hierarchy.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013.

Assets at Fair Value as of December 31, 2014

	Level 1	Level 2	Level 3	Total
Self directed Money Market	$11,878	—	—	$11,878
Self-directed Common Stock	80,637	—	—	80,637
Common stock of United Security Bank	2,602,929	—	—	2,602,929
Investment program accounts:
Blend Funds	1,688,356	—	—	1,688,356
Growth Funds	354,730	—	—	354,730
Value Funds	241,091	—	—	241,091
Bonds	431,631	—	—	431,631
Exchange Traded Funds (ETFs)	4,543			4,543
Money Market Mutual Funds	287,820	—	—	287,820
Total assets at fair value	$5,703,615	—	—	$5,703,615

Assets at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total
Self directed Money Market	$16,308	—	—	$16,308
Self-directed Common Stock	53,390	—	—	53,390
Common stock of United Security Bank	2,612,451	—	—	2,612,451
Investment program accounts:
Blend Funds	1,277,939	—	—	1,277,939
Growth Funds	328,282	—	—	328,282
Value Funds	207,887	—	—	207,887
Bonds	328,872	—	—	328,872
Exchange Traded Funds (ETFs)	4,645			4,645
Money Market Mutual Funds	289,820	—	—	289,820
Total assets at fair value	$5,119,594	—	—	$5,119,594

NOTE 4 – INVESTMENTS
At December 31, 2014, a substantial amount of the Plan’s assets were invested in the common stock of the Company and are held by TD Ameritrade. The remaining portion of the Plan’s assets are held in the form of cash, money market mutual funds and self-directed brokerage accounts at Plan’s Trustee, Nationwide Trust Company (NTC), or at TD Ameritrade.
The Plan’s investments include 476,727 allocated shares of Company stock at December 31, 2014. The Company common stock is valued at the quoted market price of $5.46 per share.
The Plan’s investments include 530,986 allocated shares of Company stock at December 31, 2013. The Company common stock is valued at the quoted market price of $4.92 per share.
The following investments represent 5% or more of the Plan’s net assets available for benefits.

December 31, 2014
United Security Bank common stock	$2,602,929
Vanguard Target Retirement Income	312,722

December 31, 2013
United Security Bank common stock	$2,612,451
Nationwide Bank FDIC Insured Account	288,025

NOTE 5 – TAX STATUS
The Plan obtained its latest determination letter dated November 20, 2012, in which the Internal Revenue Service stated that the Plan, which has since been amended, was in compliance with the applicable requirements of the Internal Revenue Code. As a result of the favorable determination received from the Internal Revenue Service, no provision for income taxes has been included in the Plan’s financial statements. The Plan is applying for a new determination letter.

NOTE 6 – RELATED PARTY TRANSACTIONS
The Plan’s assets are held by Nationwide Trust Company and TD Ameritrade. Some of the Plan assets are invested in funds managed by NTC. NTC also provides record keeping and investment services to the Plan. Plan assets held at TD Ameritrade include investments in the Company’s stock and other self-directed investments.
Company contributions are managed by NTC, which invests cash received, interest and dividend income and makes distributions to participants.
NTC expenses incurred at the participant level are absorbed by the Plan and allocated among the related participant’s accounts. The independent auditors’ fees are paid directly by the Company.

NOTE 7 – RISKS AND UNCERTAINTIES
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

United Security Bank
401K Cash or Deferred Stock Ownership Plan

SCHEDULE H, LINE 4i
Schedule of Assets (Held at End of Year)
Employer Identification Number 77-0103429
Plan Number 002
December 31, 2014

	(b)	(c)	(d)	(e)
(a)	Identity of issuer, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par or maturity value	Cost	Current Value

*	Nationwide/TD Ameritrade	UBFO common stock held		$2,602,929

	Nationwide/TD Ameritrade	Other various self- directed common stock		80,637

*	Nationwide Financial	Self directed money market		11,878

	Nationwide Trust Company - Blend Funds:
	Nationwide/TD Ameritrade	DFA Emerging Markets Core Equity I		36,990
	Nationwide/TD Ameritrade	JPMorgan Mid Cap Value Inst		1
	Nationwide/TD Ameritrade	JPMorgan Small Cap Value Select		31,546
	Nationwide/TD Ameritrade	Vanguard 500 Index Signal		45,204
	Nationwide/TD Ameritrade	Vanguard Health Care Inv		66,772
	Nationwide/TD Ameritrade	Vanguard Precious Metals & Mining		2,557
	Nationwide/TD Ameritrade	Vanguard Reit Index Signal		3,929
	Nationwide/TD Ameritrade	Vanguard Small Cap Growth Index Inv		43,748
	Nationwide/TD Ameritrade	Vanguard Target Retirement 2010		37,486
	Nationwide/TD Ameritrade	Vanguard Target Retirement 2015		446
	Nationwide/TD Ameritrade	Vanguard Target Retirement 2020		197,009
	Nationwide/TD Ameritrade	Vanguard Target Retirement 2025		145,420
	Nationwide/TD Ameritrade	Vanguard Target Retirement 2030		63,861
	Nationwide/TD Ameritrade	Vanguard Target Retirement 2035		111,650
	Nationwide/TD Ameritrade	Vanguard Target Retirement 2040		149,464
	Nationwide/TD Ameritrade	Vanguard Target Retirement 2045		147,498
	Nationwide/TD Ameritrade	Vanguard Target Retirement 2050		78,070
	Nationwide/TD Ameritrade	Vanguard Target Retirement 2055		17,985
	Nationwide/TD Ameritrade	Vanguard Target Retirement 2060		59,928
	Nationwide/TD Ameritrade	Vanguard Target Retirement Income		312,722
	Nationwide/TD Ameritrade	Vanguard Total Stock Market Index Signal		136,070
	Total			1,688,356

	Nationwide Trust Company - Growth Funds:
	Nationwide/TD Ameritrade	American Funds Capital R6		54,024
	Nationwide/TD Ameritrade	DFA Global Real Estate		75,167
	Nationwide/TD Ameritrade	Fidelity Advisor Real Estate		1
	Nationwide/TD Ameritrade	Harbor International Inst		71,660

	Nationwide/TD Ameritrade	MFS Research R4	82,783
	Nationwide/TD Ameritrade	Oppenheimer Global Y	71,094
	Nationwide/TD Ameritrade	Principal Large Cap Growth Inst	1
	Nationwide/TD Ameritrade	Principal Mid Cap Growth Inst	0
	Nationwide/TD Ameritrade	T. Rowe Price New Horizons	0
	Total		354,730

	Nationwide Trust Company - Value Funds:
	Nationwide/TD Ameritrade	American Beacon International Equity Inst	95,632
	Nationwide/TD Ameritrade	American Funds Am Hi Income Tr R6	1
	Nationwide/TD Ameritrade	Invesco Growth and Income Y	78,387
	Nationwide/TD Ameritrade	Principal Equity Income Inst	54,106
	Nationwide/TD Ameritrade	Vanguard Select Value Investment	12,965
	Total		241,091

	Nationwide Trust Company - Bonds:
	Nationwide/TD Ameritrade	American Century Inflation Adjusted Bond Inst	1
	Nationwide/TD Ameritrade	American Century Short Duration Inflation Protected Bond	80,674
	Nationwide/TD Ameritrade	American Funds Capital World Bond R6	1
	Nationwide/TD Ameritrade	Federal Total Return Bond Inst	1
	Nationwide/TD Ameritrade	Legg Mason Western Asset Inflation Indexed Bond Inst	1
	Nationwide/TD Ameritrade	Oppenheimer International Bond A Fund	54,789
	Nationwide/TD Ameritrade	Pimco Real Return Inst	1
	Nationwide/TD Ameritrade	Prudential Hi Yield Z	55,041
	Nationwide/TD Ameritrade	Prudential Total Return Bond Z	104,715
	Nationwide/TD Ameritrade	TCW Total Return Bond Fund	136,406
	Nationwide/TD Ameritrade	Vanguard Short-term Investment-grade Inv	0
	Nationwide/TD Ameritrade	Vanguard Total Bond Market Index Signal	1
	Total		431,631

	Nationwide Trust Company - Exchange Traded Funds:
	Nationwide/TD Ameritrade	SPDR Gold Trust Gold Shares	4,543
			4,543
	Nationwide Trust Company - Money Market Funds:
	Nationwide/TD Ameritrade	Dreyfus Cash Management Fund	1,459
	Nationwide Financial	Dreyfus Inst Preferred Money Market Premium	1,786
*	Nationwide Financial	Nationwide Bank FDIC Insured Account	284,575
			287,820

*	Participant Loans	4.25% rate	89,745
		Maturities through September 2029

			$5,793,360
(d) Investments are participant directed; therefore, cost information is not required.
* Indicates party-in-interest to the Plan

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Security Bank 401K Cash or Deferred Ownership Plan

June 29, 2015

By: /s/ Bhavneet Gill
Senior Vice President
and Chief Financial Officer of United Security Bank

EXHIBIT INDEX

EXHIBIT
NUMBER	EXHIBIT

23.1	Consent of Moss Adams LLP